

09056568

OMMISSION

, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53696 |

FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Endeavor Capital Holdings Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

30 Broad Street, 26th Floor

(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronn Riedel                                                                  (303) 669-9139
                                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, _____Ronn Riedel_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Endeavor Capital Holdings Group, LLC_____ , as

of _____December 31__ , 20_08_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Financial Principal_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

## CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT

To the Member of
Endeavor Capital Holdings Group, LLC

We have audited the accompanying statement of financial condition of Endeavor Capital Holdings Group, LLC as of December 31, 2008, and the related statements of operations, changes in member's equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endeavor Capital Holdings Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

*Spicer Jeffries LLP*

Greenwood Village, Colorado
February 21, 2009



**INDEPENDENT AUDITORS' REPORT ON**
**INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Board of Directors of
Endeavor Capital Holdings Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Endeavor Capital Holdings Group, Inc (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

# ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### <u>ASSETS</u>

| | | |
|---|---|---|
| Cash | $ | 6,479 |
| Deposit with clearing broker | | 2,174 |
| | $ | **8,653** |

### <u>LIABILITIES AND MEMBER'S EQUITY</u>

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable | $ | 500 |

**CONTINGENCIES** (Note 3)

**MEMBER'S EQUITY** (Note 2)

| | | |
|---|---|---|
| | | 8,153 |
| | $ | **8,653** |

The accompanying notes are an integral part of this statement.

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Interest income | $ | 44 |
| | | |
| **EXPENSES:** | | |
| General and administrative | | 18,087 |
| Regulatory and arbitration fees | | 15,038 |
| Clearing expenses | | 15,427 |
| | | |
| *Total expenses* | | 48,552 |
| | | |
| **NET LOSS** | $ | **(48,508)** |

The accompanying notes are an integral part of this statement.

6

**STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)**
**YEAR ENDED DECEMBER 31, 2008**

| | | |
|---|---|---:|
| **BALANCES,** December 31, 2007 | $ | (2,076) |
| Contributions | | 58,737 |
| Net loss | | (48,508) |
| **BALANCES,** December 31, 2008 | **$** | **8,153** |

The accompanying notes are an integral part of this statement.

7

# ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (48,508) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Decrease in accounts payable | | (28,625) |
| Decrease in deposit with clearing broker | | 12,826 |
| | | |
| *Net cash used in operating activities* | | (64,307) |
| | | |
| **CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:** | | |
| Contributions | | 58,737 |
| | | |
| **NET DECREASE IN CASH** | | (5,570) |
| | | |
| **CASH,** at beginning of year | | 12,049 |
| | | |
| **CASH,** at end of year | $ | 6,479 |

The accompanying notes are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization of Business

Endeavor Capital Holding Group, LLC, (the "Company") a New York limited liability company, is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Endeavor Holdings, Inc. (the "Parent"). The Company is not currently conducting business.

### 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

### Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

### Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and all of the Company's earnings are reported on the Parent's tax return.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $8,050 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.06 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

**NOTE 3 -  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINCENCIES**

The Company will be engaged in various corporate financing and investment banking activities in which counterparties primarily include broker-dealers, banks and other financial institutions.  In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.  It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

# SUPPLEMENTARY INFORMATION

# ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

## COMPUTAION OF NET CAPITAL
## PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
## DECEMBER 31, 2008

**CREDIT:**

| | | |
|---|---|---:|
| Member's equity | $ | 8,153 |
| Haircut on money market account | | 103 |

**NET CAPITAL** 8,050

Minimum requirements of 6-2/3% of aggregate indebtedness of
$500 or $5,000, whichever is greater 5,000

   *EXCESS NET CAPITAL*   $ **3,050**

**AGGREGATE INDEBTEDNESS:**

Accounts payable   $ **500**

**RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL**   **0.06 to 1**

**ENDEAVOR CAPITAL HOLDINGS GROUP, LLC**

**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S
CORRESPONDING UNAUDITED FOR X-17A-5 PART II FILING WITH THE
COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2008**

NET CAPITAL PER COMPANY'S UNAUDITED
  FORM X-17A-5 PART II FILING                                $      14,297

  Adjustments:
    Decrease in deposit with clearing broker                         6,247

**NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)**          **$      8,050**



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT ON
## INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Endeavor Capital Holdings Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Endeavor Capital Holdings Group, Inc (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



13

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Spicer Jeffries LLP*

Greenwood Village, Colorado
February 21, 2009

**ENDEAVOR CAPITAL
HOLDINGS GROUP, LLC**

**REPORT PURSUANT TO RULE 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2008**